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SEC FILE NUMBER
8- 49684

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING NOV 01 2004 WASH. D.C. 179 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/03 (MM/DD/YY) AND ENDING 08/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edgetrade.com, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Hanover Square
(No. and Street)

PROCESSED NOV 09 2004 THOMSON FINANCIAL

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kyle Zasky 212-271-6470
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stanley Stahl & Company Cert. 47963
(Name — if individual, state last, first, middle name)

16 Filmore Place (Address) Freeport (City) NY (State) 11520 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kyle Zasky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edgetrade.com Inc., as of August 31, 19 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

NORMAN D. SCHWARTZ
Notary Public, State of New York
No. 31-4915818
Qualified in New York County
Commission Expires Jan. 11, 2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.
- X (p) A reconciliation of Company's computation of net capital with audited financial statement

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC RECEIVED
NOV 01 2004
PROCESSING SECTION
WASH, D.C. 179

EDGETRADE.COM INC.

FINANCIAL STATEMENTS

AND

REPORT PURSUANT TO RULE 17a-5(d)

AUGUST 31, 2004
(With Accountant's Report Thereon)

STANLEY STAHL & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

EDGETRADE.COM INC.

TABLE OF CONTENTS

AUGUST 31, 2004

STANLEY STAHL & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

16 FILMORE PLACE
FREEPORT, NY 11520

(516) 867-3400
Fax: (516) 867-3459

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Edgetrade.Com Inc.

We have audited the accompanying statement of financial condition of Edgetrade.Com Inc. as of August 31, 2004, and the related statements of operations and (deficit), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted this audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that this audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edgetrade.Com Inc. at August 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stanley Stahl & Company
CERTIFIED PUBLIC ACCOUNTANTS

Freeport, New York
October 4, 2004

EDGETRADE.COM INC.

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2004

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 1,228,104
Clearing deposit	100,057
Due from broker	173,231
Accounts receivable – other	12,846
Prepaid expenses	33,368
Total Current Assets	1,547,606
FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS – net of accumulated depreciation of $546,749	199,983
RESEARCH AND DEVELOPMENT COSTS-net of accumulated amortization of $495,802	948,964
SECURITY DEPOSITS	73,196
	$ 2,769,749

LIABIILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 616,068
Accounts payable – soft dollars	364,137
Commissions payable	42,844
Total Current Liabilities	1,023,049
STOCKHOLDERS' EQUITY:	
Common stock – authorized 40,000,000 shares, one cent par value; 22,198,385 shares issued and outstanding	221,984
Paid-in capital	2,953,693
(Deficit)	(1,428,977)
	1,746,700
	$ 2,769,749

See accompanying Independent Auditor's Report and notes to financial statements.

EDGETRADE.COM INC.

STATEMENT OF OPERATIONS AND (DEFICIT)

FOR THE YEAR ENDED AUGUST 31, 2004

REVENUES	
Commissions	$ 9,180,167
EXPENSES	
Brokerage, clearing and exchange fees	3,866,326
Employee compensation and benefits	2,798,402
Occupancy costs	321,584
Communications and data processing	331,559
Professional and consulting fees	520,519
Business development expenses	273,894
Depreciation and amortization	327,924
Other	6,284
Total Expenses	8,446,492
NET INCOME FROM OPERATIONS	733,675
OTHER INCOME (LOSS):	
Net trading loss	(101)
Interest and dividends	5,422
Other income	10,000
	15,321
NET INCOME BEFORE PROVISION FOR INCOME TAXES	748,996
PROVISION FOR INCOME TAXES	237,745
NET INCOME	511,251
(DEFICIT) – beginning of year	(1,496,260)
DISTRIBUTION TO SHAREHOLDERS	(443,968)
(DEFICIT) – end of year	$ (1,428,977)

See accompanying Independent Auditor's Report and notes to financial statements.

EDGETRADE.COM INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED AUGUST 31, 2004

	Common Stock	Paid-In Capital	(Deficit)	Total
Balance – beginning of year	$ 221,984	$ 2,953,693	$ (1,496,260)	$ 1,679,417
Net income	-	-	511,251	511,251
Distributions to shareholders	-	-	(443,968)	(443,968)
Balance – end of year	$ 221,984	$ 2,953,693	$ (1,428,977)	$ 1,746,700

See accompanying Independent Auditor's Report and notes to financial statements.

EDGETRADE.COM INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED AUGUST 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 511,251
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	327,924
(Increase) decrease in operating assets:	
Clearing deposits	(25)
Due from broker	(53,338)
Accounts receivable – other	412
Prepaid expenses	(1,883)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	270,818
Accounts payable – soft dollars	209,034
Commissions payable	(49,885)
Total adjustments	703,057
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,214,308
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(127,235)
Decrease in security deposits	5,000
NET CASH (USED IN) INVESTING ACTIVITIES	(122,235)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions paid	(443,968)
NET CASH (USED IN) FINANCING ACTIVITIES	(443,968)
NET INCREASE IN CASH AND CASH EQUIVALENTS	648,105
CASH AND CASH EQUIVALENTS –beginning of year	579,999
CASH AND CASH EQUIVALENTS –end of year	$ 1,228,104

SUPPLEMENTAL INFORMATION	
Cash paid during the year for:	
Income taxes and estimated payments	$ 191,056

See accompanying Independent Auditor's Report and notes to financial statements.

EDGETRADE.COM INC.

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2004

NOTE 1 - ORGANIZATION

Edgetrade.Com Inc. (the "Company") is a fully disclosed broker-dealer specializing in the United States equity markets. The Company is registered with the Securities and Exchange Commission, and is a member of both the National Association of Security Dealers, Inc. and the Securities Investor Protection Corporation. It was incorporated on September 14, 1999 pursuant to the provisions of the General Corporation Law of the State of Delaware.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS:

The Company provides direct access trading technology to institutional customers. The products and services are delivered through state-of-the-art technology and offered both online and at the Company's corporate office.

COMMISSIONS:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

EXPENSES:

Expenses are recorded as incurred on a functional basis.

DEPRECIATION AND AMORTIZATION:

Depreciation of furniture and equipment is provided on a straight-line basis using estimated useful lives of five to seven years. Amortization of organization costs is taken over five years. Amortization of research and development costs is taken over ten years. Leasehold improvements are amortized over the five year life of the lease.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of ninety days or less.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The accounts of the Company as well as the trading accounts of customers and the related income and investments transactions are handled through one clearing broker.

NOTE 4 - RETIREMENT PLAN

The Company has a 408(k) prototype simplified employee pension plan (SEP) effective October 1, 1999 for employees over 18 years of age who have worked at least three months and who have an annual salary of at least $300. The maximum employee contribution is the lesser of 25% of the employee's compensation or $40,000.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

a) The Company leases office space from Swig Burris Equities LLC on the tenth and twelfth floors of 5 Hanover Square, New York, New York under two leases expiring July 31, 2007.

The lease for the tenth floor commenced June 1, 2002 at an annual rental of $138,208 for the first two years and $148,000 for the next three years.

The lease for the twelfth floor commenced November 1, 2003 at an annual rental of $136,887

The company also rents storage space on a month to month basis.

Rent expense paid by Edgetrade.Com Inc. for the year ended August 31, 2004 was $295,258.

Minimum future rentals to be paid under these leases are:

2005	$ 284,887
2006	284,887
2007	261,129
	$ 830,903

b) The Company is obligated under several 24 month leases for office equipment. Rental expense paid by Edgetrade.Com Inc. for the fiscal year ended August 31, 2004 was approximately $122,145.

Minimum future rentals to be paid under these leases are:

2005	$ 30,957

c) The Company has a clearing agreement with Southwest Securities Inc. effective as of August 25, 1997. This agreement can be terminated at any time with sufficient prior notice. Southwest Securities clears and maintains cash, margin or other accounts for the Company or the Company's customers.

NOTE 6 - EDGETRADE.COM INC. 1999 STOCK INCENTIVE PLAN

The purposes of this Stock Incentive Plan are to attract and retain the best available personnel, to provide additional incentive to Employees, Directors and Consultants and to promote the success of the Company's business. Subject to any adjustments upon changes in capitalization or corporate transactions, the maximum aggregate number of shares which may be issued pursuant to all awards including incentive stock options, is 1,000,000 shares. As of August 31, 2001, four stock incentive awards totaling 32,688 shares were exercised, leaving a balance of 967,312 shares available.

An additional 1,600,000 shares were designated for awards and stock incentives options. A corporate resolution on December 5, 2000 provided a two for one stock split. As a result 5,134,624 shares were available for the future incentive awards.

At August 31, 2004, 536,626 stock option shares were granted of which 429,752 of those shares vested.

Since the prevailing purchase price of these shares is less than the stock option purchase price no provision has been made for future exercise of these options.

Three employees gave up their stock options and were awarded in aggregate 2,711,670 shares of restricted stock that will become 100% vested upon the occurrence of a subsequent liquidity event.

NOTE 7 – RESEARCH AND DEVELOPMENT COSTS

In accordance with Statement of Position 98-1, the following initial project development costs incurred through August 31, 2002 have been capitalized and will be amortized over a ten year useful life. There were no additional research and development costs in the fiscal year ended August 31, 2004.

Salaries and payroll taxes	$ 1,305,106
Agency fees	104,630
Other costs	35,130
	$ 1,444,866

NOTE 8 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2004, the Company had an allowable capital of approximately $478,343, which was $378,343 in excess of its required minimum net capital of $100,000. The Company's aggregate indebtedness to allowable net capital was 2.19 to 1.

NOTE 9 - INCOME TAXES

Federal taxes	$ 112,636
State taxes	79,695
City taxes	44,139
Other taxes	1,275
	$ 237,745

No provision has been made as of August 31, 2004, for any potential 20 year loss carryforwards.

NOTE 10 - STOCKHOLDERS' EQUITY

The Company's equity structure is comprised only of common stock ownership. On December 5, 2000 a corporate resolution enacted a two-for-one split resulting in 40,000,000 shares authorized with a par value of $.01 per share. 5,124,624 shares of common stock are reserved for issuance under the company's 1999 Stock Incentive Plan. To date 22,198,385 shares have been issued and are outstanding as follows:

	No. of Shares
Issued in consideration of contributing membership interests in Edgetrade Securities LLC	20,000,000
Issued in consideration for services to be rendered per employment agreement	151,134
Stock subscription sales	1,981,855
Employee stock incentive plan	65,376
	22,198,365

EDGETRADE.COM INC.

FINANCIAL AND OPERATIONAL COMBINED

UNIFORM SINGLE REPORT – PART IIA

AS OF AUGUST 31, 2004

COMPUTATION OF NET CAPITAL:

Total ownership equity from statement of financial condition	$ 1,746,700	[3480]
Total ownership equity qualified for net capital	1,746,700	[3500]
Total capital and allowable subordinated liabilities	1,746,700	[3530]
Total non allowable assets from statement of financial condition	1,268,357	[3540]
Net capital before haircuts	478,343	[3640]
Net capital	478,343	[3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Net capital	478,343	[3750]
Minimum net capital	68,207	[3756]
Minimum dollar net capital requirement	100,000	[3758]
Net capital requirement	100,000	[3760]
Excess net capital	378,343	[3770]
Excess net capital at 1000% [$478,343 - $10,230]	468,113	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS:

Total liabilities from statement of financial condition	1,023,049	[3790]
Total aggregate indebtedness	1,023,049	[3840]
Percentage of aggregate indebtedness to net capital [$1,023,049 ÷ $468,113]	219%	[3850]

See accompanying Independent Auditor's Report and notes to financial statements.

EXEMPTIVE PROVISIONS

25. If an exemption from Rule15c3-3 is claimed, identify below the section upon which such exemption is based.

A.(k) (1)--Limited business (mutual funds and/or variable annuities only ❑[4550]

B.(k) (2)(i)--"Special Account for the Exclusive Benefit of Customers" maintained ❑[4560]

C.(k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firms(s) ❑[4570]

Clearing Firm SEC#s	Name	Product Code	
8-45123 [4335A]	SOUTHWEST SECURITIES, INC. [4335A2]	ALL	[4335B]
8-_____ [4335C]	[4335C2]		[4335D]
8-_____ [4335E]	[4335E2]		[4335F]
8-_____ [4335G]	[4335G2]		[4335H]
8-_____ [4335I]	[4335I2]		[4335D]

D.(k) (3)—Exempted by order of the Commission [4580]

See accompanying Independent Auditor's Report and notes to financial statements.

EDGETRADE.COM INC.

RECONCILIATION WITH COMPANY'S COMPUTATION

OF NET CAPITAL

INCLUDED IN PART II OF FORM X-17A-5

AS OF AUGUST 31, 2004

Net capital as recorded in Company's Part II (unaudited) Focus report	$ 443,970
Haircuts	1,026
Decrease in accounts payable	33,347
Net capital per audited financial statement – Schedule 1	$ 478,343

See accompanying Independent Auditor's Report and notes to financial statements.

EDGETRADE.COM INC.

SCHEDULE OF EXPENSES

FOR THE YEAR ENDING AUGUST 31, 2004

	Total	Brokerage Clearing and Exchange Fees	Employee Compensation and Benefits	Occupancy Costs	Communi-cations and Data Processing	Professional and Consulting Fees	Business Development Expenses	Depreciation and Amortization	Other
Salaries	$2,504,992	$ -	$ 2,504,992	$ -	$ -	$ -	$ -	$ -	$ -
Salesmen's commissions	24,334	24,334							
FICA/Medicare	140,395		140,395						
Unemployment	28,327		28,327						
Life insurance - officers	4,437		4,437						
Company car - personal use	7,226	7,226							
Commissions	493,836	493,836							
Commission brokers	240,583	240,583							
Execution fees	1,434,301	1,434,301							
Licensing	250	250							
Information & quote	496,052	496,052							
Soft dollar fees	1,029,020	1,029,020							
Rent	295,258			295,258					
Communications	240,291				240,291				
Telephone	87,655				87,655				
Postage	10,841						10,841		
Equipment lease	122,145	122,145							
Office supplies	21,838			21,838					
Printing	3,454						3,454		
Advertising	250						250		
Promotion	1,550						1,550		
Repairs & maintenance	4,488			4,488					
Travel	25,556						25,556		
Entertainment	66,057						66,057		
Meals	117,677						117,677		
Contributions	5,600								5,600
Local travel	24,855						24,855		
Auto expense	15,783						15,783		
NASD	18,529	18,529							
State registration	50	50							
Bank charges	314					314			
Paychex fees	3,011					3,011			
Transichex	782						782		
Credit card fees	684								684
Books/subscriptions	3,613				3,613				
Accounting	23,000					23,000			
Legal	14,053					14,053			
Agency fees	28,302		28,302						
Consulting fees	54,649					54,649			
Computer consulting	363,267					363,267			
Conference fees	7,089						7,089		
Medical insurance	82,506		82,506						
Life insurance	2,161		2,161						
Auto insurance	5,089					5,089			
Liability insurance	30,712					30,712			
Workers' compensation	7,282		7,282						
Fidelity bond	1,573					1,573			
Other insurance	24,851					24,851			
Amortization	35,840							35,840	
Depr - equipment	137,150							137,150	
Depr - furniture & fixtures	5,591							5,591	
Organization expense	4,857							4,857	
Project costs	144,486							144,486	
	$8,446,492	$3,866,326	$ 2,798,402	$ 321,584	$ 331,559	$ 520,519	$ 273,894	$ 327,924	$ 6,284

See accompanying Independent Auditor's Report and notes to financial statements.

EDGETRADE.COM INC.

REPORT ON INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17a-5 FOR A

BROKER-DEALER CLAIMING AN

EXEMPTION FROM SEC RULE 15c3-3

AUGUST 31, 2004

STANLEY STAHL & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

STANLEY STAHL & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

16 FILMORE PLACE
FREEPORT, NY 11520

(516) 867-3400
Fax: (516) 867-3459

To the Stockholders of
Edgetrade.Com Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Edgetrade.Com Inc. for the fiscal year ended August 31, 2004, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in SEC rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under SEC rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of SEC rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.
2) Recordation of differences required by SEC rule 17a-13.
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, the SIPC and other regulatory agencies that rely on SEC rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Stanley Stahl & Company

CERTIFIED PUBLIC ACCOUNTANTS

Freeport, New York
October 4, 2004